Contacts:
Norman Booth or Hilary Halliwell
973.966.1100
nbooth@keatingco.com
hhalliwell@keatingco.com

FOR IMMEDIATE RELEASE

MICROMEM FILES INTERIM FINANCIALS

TORONTO, CAN, June 29, 2005-- Micromem Technologies Inc. (OTC-BB:MMTIF) a Toronto-based developer of magnetic random access memory (MRAM), is pleased to announce the filing of its unaudited interim financial statements for the six month period ended April 30, 2005, together with the Management’s Discussion & Analysis, with SEDAR and EDGAR. These documents may be viewed at www.sedar.com and by searching EDGAR at http://www.sec.gov/.

Listing: NASD OTC-Bulletin Board - Symbol: “MMTIF”
Shares issued: 62,212,021 (as of June 28, 2005)
SEC File No: 0-26005

About Micromem Technologies Inc.
Since 2000, Micromem (OTC-BB:MMTIF) has been devoted to the development of MRAM technology. Once fully developed, this technology will be suitable for various applications including Radio Frequency Identification (RFID) tags, which will be Micromem’s first market objective. All MRAM development work is undertaken pursuant to research collaboration agreements among Micromem, the University of Toronto, Dr. Harry Ruda and the Ontario Centers of Excellence (OCE), Inc., a not-for-profit corporation supported through the Ontario Ministry of Economic Development and Trade's (MEDT) OCE program.

Forward-Looking Statements
Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause Micromem’s actual results in future periods to differ materially from those expressed or suggested herein. These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in Micromen’s filings with the Securities & Exchange Commission. For more information, please refer to Micromem's Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

No securities regulatory authority has approved or disapproved of this news release.

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